SO
3/6/02

02018365

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-41265

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2002 313

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFM Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4667 Highway 9
(No. and Street)

Howell (City) New Jersey (State) 07731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Scatigna (732) 905-8100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cowan, Gunteski & Co., P.A.
(Name — if individual, state last, first, middle name)

700 Hooper Avenue (Address) Toms River (City) New Jersey (State) 08753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis Scatigna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cowan, Gunteski & Co., P.A., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFM INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the Years Ended December 31, 2001 and 2000

AFM INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the Years Ended December 31, 2001 and 2000

CONTENTS

Cowan,
Gunteski & Co., P.A.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

We have audited the accompanying statements of financial condition of AFM Investments, Inc. as of December 31, 2001 and 2000, and the related statements of operations and accumulated deficit, changes in subordinated borrowings, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AFM Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As discussed in Note 11, the Company has subordinated debt in the amount of $150,000 due March 1, 2002. This debt will be paid with the existing working capital of the company during its 2002 year of operations. This will put a strain on the Company to meet its current obligations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or to the amounts and classifications of liabilities that might be necessary in the event the Company cannot continue in existence.

Cowan, Gunteski & Co., P.A.

Toms River, New Jersey
January 30, 2002

700 Hooper Avenue • Toms River • NJ 08753 • (732) 349-6880 • FAX (732) 349-1949
750 Broad Street • Shrewsbury • NJ 07702 • (732) 741-2624 • FAX (732) 741-8590
Reply to Shrewsbury address Web Site: www.cgandco.com

AFM INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and Cash Equivalents	$ 57,706	$ 59,638
Commissions Receivable	34,173	73,326
Securities Owned at Market Value	105,725	108,382
Deposit with Clearing Organization	75,000	50,000
Property and Equipment, net of accumulated depreciation	2,641	4,580
Security Deposits	9,315	9,315
Employee Advances	4,000	-
Restricted Securities Held	3,300	3,300
Deferred Tax Assets	20,696	13,184
Total Assets	$ 312,556	$ 321,725

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Commissions Payable	$ 45,763	$ 20,248
Accounts Payable	15,667	18,992
Accrued Interest	6,000	4,493
Other Liabilities	4,412	12,132
Subordinated Borrowings	150,000	150,000
Total Liabilities	221,842	205,865
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, 250 Shares Authorized, 188 Shares Issued and Outstanding	200	200
Additional Paid-In Capital	224,296	224,296
Less: Treasury Stock	(60,000)	(60,000)
Accumulated Deficit	(73,782)	(48,636)
Total Stockholders' Equity	90,714	115,860
Total Liabilities and Stockholders' Equity	$ 312,556	$ 321,725

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commission Income	$ 1,143,251	$ 1,386,879
Net Dealer Trading Gains (Losses)	13,441	(53,031)
Service Fee Income	260,711	420,661
Interest Income	7,062	10,544
	1,424,465	1,765,053
EXPENSES		
Commissions	845,291	986,442
Direct Marketing Expense	41,660	18,641
Clearing Costs	209,182	288,887
Unsecured Debts and Write-Offs	567	1,276
Quotations and Research	19,183	18,216
	1,115,883	1,313,462
Gross Margin	308,582	451,591
Operating Expenses	323,040	353,555
Income (Loss) From Operations	(14,458)	98,036
Interest Expense	18,000	20,049
Income (Loss) Before Income Taxes	(32,458)	77,987
Income Tax Expense (Benefit)	(7,312)	19,191
Net Income (Loss)	(25,146)	58,796
Accumulated Deficit , Beginning	(48,636)	(107,432)
Accumulated Deficit, Ending	$ (73,782)	$ (48,636)

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Subordinated Borrowings, Beginning	$ 150,000	$ 150,000
Changes During Year	-	-
Subordinated Borrowings, Ending	$ 150,000	$ 150,000

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	2001	2000
Balance, Beginning	$ 115,860	$ 117,064
Net Income (Loss)	(25,146)	58,796
Deductions	-	(60,000)
Balance, Ending	$ 90,714	$ 115,860

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (25,146)	$ 58,796
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	1,939	4,675
Deferred Income Taxes	(7,512)	20,696
(Increase) Decrease in:		
Commissions Receivable	39,154	(29,566)
Securities Owned at Market Value	2,657	(82,952)
Other Assets	(29,000)	-
Restricted Securities Held	-	(3,300)
Increase (Decrease) in:		
Accounts Payable	(3,325)	(5,392)
Commissions Payable	25,515	(20,072)
Accrued Interest	1,507	(13,507)
Other Liabilities	(7,721)	840
Net Cash Used by Operating Activities	(1,932)	(69,782)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment for Purchase of Treasury Stock	-	(60,000)
Net Cash Used by Financing Activities	-	(60,000)
Net Decrease in Cash and Cash Equivalents	(1,932)	(129,782)
Cash and Cash Equivalents, Beginning	59,638	189,420
Cash and Cash Equivalents, Ending	$ 57,706	$ 59,638

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

AFM Investments, Inc., (the Company), was formed during 1989 for the purpose of doing business as a broker/dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis through National Financial Services Corp. pursuant to an agreement dated November 30, 1989.

The Company is approved by the National Association of Securities Dealers, Inc. (NASD) to conduct market-making activity in twenty securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased as short term cash investments, with a maturity of three months or less, to be cash equivalents.

Securities

Securities owned are primarily corporate stocks and are stated at market value. Unrealized gains or losses on securities, owned at year-end are reflected in the results of operations.

Obligations arising from financial instruments sold short in connection with the Company's normal trading activities expose the Company to risk in the event market prices increase, since the Company may be obligated to repurchase those short positions at a greater price. The Company primarily engages in short selling of debt securities, which are typically less volatile than equities or options.

Business Concentration

The Company clears all securities transactions through another broker/dealer. The Company does not believe this broker/dealer is irreplaceable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets as follows:

	Method	Estimated Useful Life
Office Equipment	Straight - line	5 years
Furniture and fixtures	Straight - line	7 years
Leasehold improvements	Straight - line	5 years

Income Taxes

Effective January 1, 1996, the Company revoked its S-Corporation election. The Company provides a provision for federal and state income taxes.

Revenue and Expense Recognition

The revenues of the Company are derived primarily from commissions earned on the sale of securities. Commission income is recorded as of the trade date of the securities. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Expenses are recognized when incurred.

Computation of Customer Reserve

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k) (2) (ii).

Treasury Stock

Treasury stock is shown at cost, and in 2001 consists of 12 shares of common stock.

NOTE 2 – DUE FROM BROKERS

At December 31, 2001 and 2000, the receivable from brokers consists of the net money balance due from the clearing organization in the amount of $34,173 and $73,326 respectively.

NOTE 3 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has a cash clearing deposit with its clearing broker, National Financial Services Corp. Interest on the deposit is received quarterly and varies with the broker call rate. For the statements of cash flows, this deposit is not presented as a component of cash.

NOTE 4 – PROPERTY AND EQUIPMENT

	2001	2000
Office equipment	$ 48,155	$ 48,155
Furniture and fixtures	8,453	8,453
Leasehold improvements	4,365	4,365
	60,973	60,973
Accumulated depreciation	58,332	56,393
	$ 2,641	$ 4,580

Depreciation expense was $1,939 and $4,675 for the years ended December 31, 2001 and 2000 respectively.

NOTE 5 - SUBORDINATED BORROWINGS

The Company entered into a subordinated loan agreement, approved by the National Association of Securities Dealer, Inc., (NASD) effective November 13, 1997. The proceeds of the loan, $150,000, are used by the Company for capital purposes. Under the terms of the agreement, the Company agreed to repay the loan on March 1, 2002, with accrued interest at the rate of (12%) per annum. The loan is unsecured and subject to the risks of the business. Appendix D of SEC Rule 15c3-1 requires the prior written approval of the "NASD" before any prepayment of a loan subject to a subordination agreement can be made. Interest accrued under the agreement was $6,000 and $4,493 as of December 31, 2001 and 2000 respectively. Interest expense was $18,000 and $20,049 for the years ended December 31, 2001 and 2000 respectively.

See Note 11 – Going Concern Uncertainties

NOTE 6 - LEASES

The Company leases office space under an agreement that is renewable annually and has been extended through December 31, 2002. It provides for monthly rent of $2,250 changing to $2,325 per month in 2001. Rent expense was $27,825 and $27,000 for the years ended December 31, 2001 and 2000 respectively.

NOTE 7 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6.2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital and required net capital were $178,614 and 100,000 respectively at December 31, 2001 and $216,567 and $100,000 respectively at December 31, 2000.

The Company's aggregate indebtedness to net capital ratio was .40 and .26 to 1 as of December 31, 2001 and 2000 respectively.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company maintains a contributory 401(k) Savings Plan for qualified employees. The terms of the plan define qualified employees as those over 21 years of age, with at least 1,000 hours of service in their first 12 months of employment with the Company. The Company does not provide a matching provision.

NOTE 9 – INCOME TAXES

Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities at December 31, 2001 are:

Deferred tax asset, beginning	$ 13,184
Amount deferred for 2001	7,512
Deferred tax asset, ending	$ 20,696

The provision for income taxes for the years ending December 31, 2001 and 2000, consist of the following:

	2001	2000
Current tax expense (benefit)	$ 200	$ (1,505)
Deferred tax expense (benefit) from net operating loss carryforwards	(7,512)	20,696
Income Tax Expense (benefit)	$ (7,312)	$ 19,191

As of December 31, 2000, the Company has available federal and state net operating loss carryforwards of approximately $ 62,000, which expire in the years 2013 and 2005, respectively. Realization is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. No reserve for these deferred tax assets has been recorded.

NOTE 10 - SUPPLEMENTAL CASH FLOW INFORMATION

Cash was expended for interest in the amount of $16,493 and $33,556 in 2001 and 2000 respectively. Cash was expended for incomes taxes in the amount of $200 in 2001 and 2000.

NOTE 11 – GOING CONCERN UNCERTANTIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. However, the company has subordinated debt that is due on March 1, 2002 that it will not be renewing. This will require the Company to use a substantial amount of their working capital to repay the debt. Management believes, however, that the current year operations will provide for the financial requirements needed under the uniform net capital rules and the Company will continue as a going concern.

Cowan,
Gunteski & Co., P.A.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

Our report on our audit of the basic financial statements of AFM Investments, Inc. for the years ended December 31, 2001 and 2000, appears on page 1. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental information for the years ended December 31, 2001 and 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Cowan, Gunteski & Co., P.A.

Toms River, New Jersey
January 30, 2002

700 Hooper Avenue • Toms River • NJ 08753 • (732) 349-6880 • FAX (732) 349-1949
750 Broad Street • Shrewsbury • NJ 07702 • (732) 741-2624 • FAX (732) 741-8590
Reply to Shrewsbury address Web Site: www.cgandco.com

AFM INVESTMENTS, INC.

SUPPORTING SCHEDULES OF OPERATING EXPENSES
For the Years Ended December 31, 2001 and 2000
(Unaudited)

	2001	2000
Salaries and Wages	$ 72,590	$ 92,468
Payroll Taxes	31,491	37,940
Data Processing	16,203	2,941
Depreciation	1,939	4,675
Donations	3,790	4,825
Dues, Subscriptions and Publications	3,513	5,933
Employee Benefits	2,500	5,200
Entertainment	8,888	6,651
Equipment Rental	4,148	3,575
Hospitalization	26,357	19,965
Insurance	1,253	2,100
Licenses and Registration	15,367	8,692
Miscellaneous	553	568
Office Supplies and Expense	18,433	17,923
Postage	20,377	16,248
Printing	4,753	9,372
Professional Services	18,992	17,510
Management Fees	3,601	-
Rent	27,825	27,000
Seminars	2,320	10,834
SIPC	-	300
Telephone and Communication	31,029	45,269
Travel	1,345	7,271
Utilities	5,773	6,295
	$ 323,040	$ 353,555

See Independent Auditors' Report on Supplemental Information

Cowan,
Gunteski & Co., P.A.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

We have audited the financial statements of AFM Investments, Inc. for the years ended December 31, 2001 and 2000, and have issued our report thereon dated January 30, 2002. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cowan, Gunteski & Co., P.A.

Toms River, New Jersey
January 30, 2002

700 Hooper Avenue • Toms River • NJ 08753 • (732) 349-6880 • FAX (732) 349-1949
750 Broad Street • Shrewsbury • NJ 07702 • (732) 741-2624 • FAX (732) 741-8590
Reply to Shrewsbury address Web Site: www.cgandco.com

AFM INVESTMENTS, INC.

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 and 2000

	2001	2000
NET CAPITAL		
Total Stockholders' Equity Qualified for Net Capital	$ 90,714	$ 115,860
Add: Liabilities Subordinated to General Creditors Allowable in Computation of Net Capital	150,000	150,000
Total Capital and Allowable Subordinated Liabilities	240,714	265,860
DEDUCTIONS AND/OR CHARGES		
Non-Allowable Assets		
Deferred Tax Asset	20,696	13,184
Property and Equipment	2,641	4,580
Other Assets	13,815	9,815
Restricted Investments	3,300	3,300
	40,452	30,879
Net Capital Before Haircuts on Securities Position	200,262	234,981
Haircuts on Securities	21,648	18,414
Net Capital	$ 178,614	$ 216,567
AGGREGATE INDEBTEDNESS		
Commissions Payable	$ 45,763	$ 20,248
Accounts Payable	15,667	18,992
Accrued Interest	6,000	4,493
Other Liabilities	4,412	12,132
Total Aggregate Indebtedness	$ 71,842	$ 55,865
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 78,614	$ 116,567
Ratio: Aggregate Indebtedness to Net Capital	.40:1	.26:1

See Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

AFM INVESTMENTS, INC.

SCHEDULE I (Continued)
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 and 2000

Reconciliation with Computation (included in Part II of Form X-17A-5)

	2001	2000
Net Capital, as Reported in the Companys' Part II FOCUS Report (Unaudited)	$ 178,614	$ 225,251
Net Audit Adjustments	-	(8,684)
Net Capital Per Above	$ 178,614	$ 216,567

See Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

AFM INVESTMENTS, INC.
SCHEDULE 1 (Continued)
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 and 2000

AFM INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
December 31, 2001 and 2000.

EXEMPTION UNDER SECTION (k) (2) (ii) IS CLAIMED:
All customer transactions are cleared through another broker/dealer on a fully disclosed basis.

Cowan, Gunteski & Co., P.A.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

In planning and performing our audit of the financial statements and supplementary schedules of AFM Investments, Inc. (the company), for the years ended December 31, 2001 and 2000, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by the rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

700 Hooper Avenue • Toms River • NJ 08753 • (732) 349-6880 • FAX (732) 349-1949
750 Broad Street • Shrewsbury • NJ 07702 • (732) 741-2624 • FAX (732) 741-8590
Reply to Shrewsbury address Web Site: www.cgandco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the Company's internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, which we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, Management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cowan, Gunteski & Co., P.A.

Toms River, New Jersey
January 30, 2002